FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                          FORM 4 Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

|_|     Check this box if no longer subject
        to Section 16.  Form 4 or Form 5
        obligations may continue.  See
        Instruction 1(b).


        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)



-----------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*/    2. Issuer Name and                   /      5. Relationship of Reporting
                                        /    Ticker or Trading Symbol             /         Person(s) to Issuer
                                        /                                         /         (Check all applicable)
                                        /                                         /          -X-  Director      ---    10% Owner
(Last)        (First)    (Middle)       /    DIGITAL POWER CORPORATION            /          -X-  Officer       ---    Other
SMITH,         ROBERT                   /          (AMEX:DPW)                     /          (give title below) (specify below)
                                        /                                         /         CHIEF EXECUTIVE OFFICER
----------------------------------------/-----------------------------------------/-------------------------------------------------
                                        /                                         /
                                        / 3. Statement   4. If Amendment, Date    /       6.  Individual or Joint/Group Filing
                                        / for Month/Year  of Original(Month/Year) /                 (Check Applicable Line)
                                        /                                         /            X  Form filed by one Reporting Person
                                        /     09/2000          ----               /           --  Form filed by More than One
                                        /                                         /                Reporting Person
----------------------------------------/                                         /
                                        /                                         /
                                        /                                         /
C/O DIGITAL POWER CORPORATION           /                                         /
41920 CHRISTY STREET                    /                                         /
--------------------------------------- /                                         /
(Street)                                /                                         /
--------------------------------------- /                                         /
                                        /                                         /
                                        /                                         /
FREMONT,           CALIFORNIA   94538   /                                         /
--------------------------------------- /                                         /
(City)                (State)   (Zip)   /                                         /
                                        /                                         /
-----------------------------------------------------------------------------------------------------------------------------------





          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
                               BENEFICIALLY OWNED



-----------------------------------------------------------------------------------------------------------------------------------
1. Title / 2. Transaction / 3. Transaction /  4. Securities Acquired (A)       /   5. Amount of      /              /              /
    of   /   Date         /      Code      /  or Disposed (D)(Instr.3,4,and 5) /   Securities        / 6. Ownership /  7.Nature of /
Security /  (Mo/Day/Yr)   /   (Instr. 8)   /                                   /  Beneficially Owned /  Form: Direct/    Indirect  /
(Inst.3) /                / ---------------------------------------------------/   at End of Month   /    (D) or    /   Beneficial /
         /                /  Code /  V     /  Amount  /   (A) or (D) /  Price  /     (Instr. 3       /  Indirect(I) /    Ownership /
         /                /       /        /          /              /         /        and 4        /   (Instr.4)  /    (Instr.4) /
===================================================================================================================================/
Common
Stock        09/08/00        M               36,900           A        $ 0.50                                  D
-----------------------------------------------------------------------------------------------------------------------------------
Common
Stock        09/12/00        M               50,000           A        $ 1.80                                  D
-----------------------------------------------------------------------------------------------------------------------------------
Common
Stock        09/14/00        M               50,000           A        $ 1.80                                  D
-----------------------------------------------------------------------------------------------------------------------------------
Common
Stock        09/18/00        M              100,000           A        $ 1.8750                                D
-----------------------------------------------------------------------------------------------------------------------------------
Common
Stock        09/18/00        M              100,000           A        $ 1.5625                                D
-----------------------------------------------------------------------------------------------------------------------------------
Common
Stock        09/08/00        S               36,900           D        $ 9.0637                                D
-----------------------------------------------------------------------------------------------------------------------------------
Common
Stock        09/12/00        S               10,000           D        $14.0166                                D
-----------------------------------------------------------------------------------------------------------------------------------
Common
Stock        09/12/00        S               40,000           D        $10.0062                                D
-----------------------------------------------------------------------------------------------------------------------------------
Common
Stock        09/14/00        S               50,000           D        $10.0062                                D
-----------------------------------------------------------------------------------------------------------------------------------
Common
Stock        09/18/00        S              100,000           D        $ 6.0008                                D
-----------------------------------------------------------------------------------------------------------------------------------
Common
Stock        09/18/00        S              100,000           D        $ 6.0008         3,500                  D
-----------------------------------------------------------------------------------------------------------------------------------
Common                                                                                167,504                  I       By Trustee of
Stock                                                                                                                  Digital Power
                                                                                                                             ESOP
===================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).


 TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., puts, calls, warrants, options, convertible securities)
-----------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------------------------------
  Title    / Conversion/ Trans- / Trans- / Nature of /      Date       /    Title     /Price of / Number /  Ownership / Nature of /
   of      /    of     / action / action / Derivative/   Exercisable   /     and      / Deriv-  /   of   /   Form of  /  Indirect /
Derivative / Exercise  / Date   / Code   / Securities/       and       /    Amount    /  ative  / Deriv- / Derivative / Beneficial/
Security   / Price of  / (Mo./  / (Instr./ Aquired(A)/   Expiration    /      of      / Secur-  / ative  / Security:  / Ownership /
(Instr. 3) / Derivative/ Day/   /  8)    /  Disposed /      Date       /    Under-    /  ity    / Securi-/ Direct (D) / (Instr.4) /
           / Security  / Year)  /        /   of (D)  /    (Month       /    lying     /         /  ties  / or Indirect/           /
           /           /        /        / (Instr. 3,/   Day/ year)    / Securities   /         /Benefic-/ (Instr. 4) /           /
           /           /        /        /  4 and 5) /                 /  (Instr. 3   /         /ally    /            /           /
           /           /        /        /           /                 /    and 4)    /         /Owned at/            /           /
           /           /        /-----------------------------------------------------/         /End of  /            /           /
           /           /        /Code/ V / (A)/   (D)/ Date   /  Expir-/ Title /Amount/         / Month  /            /           /
           /           /        /    /   /    /      / Exer-  /  ation /       /      /         /(Instr. /            /           /
           /           /        /    /   /    /      / cisable/  Date  /       /      /         /  4)    /            /           /
====================================================================================================================================
OPTIONS TO   $0.50      09/08/00  M            36,900  IMMED.           COMMON  36,000   0.50
 PURCHASE                                                               STOCK
 COMMON
  STOCK
------------------------------------------------------------------------------------------------------------------------------------
OPTIONS TO   $1.80      09/12/00  M            50,000  IMMED.           COMMON  50,000   1.80
 PURCHASE                                                               STOCK
 COMMON
  STOCK
------------------------------------------------------------------------------------------------------------------------------------
OPTIONS TO   $1.80      09/14/00  M            50,000  IMMED.           COMMON  50,000   1.80
 PURCHASE                                                               STOCK
 COMMON
  STOCK
------------------------------------------------------------------------------------------------------------------------------------
OPTIONS TO   $1.8750    09/18/00  M           100,000  IMMED.           COMMON 100,000   1.8750
 PURCHASE                                                               STOCK
 COMMON
  STOCK
------------------------------------------------------------------------------------------------------------------------------------
OPTIONS TO   $1.5625    09/18/00  M           100,000  IMMED.           COMMON 100,000   1.5625    235,500        D
 PURCHASE                                                               STOCK
 COMMON
  STOCK
------------------------------------------------------------------------------------------------------------------------------------




Explanation of Responses:




**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

  /s/ROBERT SMITH                                                   10/10/00
 --------------------------------                                  ---------
    Robert Smith                                                     Date
 **Signature of Reporting Person

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.